

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

<u>Via E-mail</u>
Sharon Mates, Ph.D.
President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
3960 Broadway
New York, NY 10032

       Re: **Intra-Cellular Therapies, Inc.**
                Form 8-K
                Filed September 5, 2013
                File No. 000-54896

Dear Dr. Mates:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Daniel Greenspan for

                Jeffrey P. Riedler
                Assistant Director